                                                   Filed Pursuant to
                                                   Rule 424(b)(3)
                                                   Registration No. (333-69662)


                                   [GRAPHIC]


                                 91,981 SHARES

                            SOUTHWEST WATER COMPANY

                                 COMMON STOCK


   On August 31, 2001, we issued 91,981 shares of our common stock to shareholders of Operations Technologies, Inc., a Georgia corporation, or OpTech, in connection with our acquisition of 90% of the outstanding shares of OpTech. This prospectus may be used by former shareholders of Optech to resell the common shares received by them in the OpTech acquisition transaction. We will not receive any proceeds from the sale of shares covered by this prospectus.
See "Plan of Distribution."

   Our common stock is traded on the Nasdaq National Market under the symbol "SWWC". The last reported sales price of our common stock on September 28, 2001 was $14.15 per share.

   Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

              The date of this prospectus is October 1, 2001.

                               TABLE OF CONTENTS

Forward-Looking Statements...............................     3

Prospectus Summary.......................................     4

Risk Factors.............................................     5

Southwest Water Company..................................     9

Use of Proceeds..........................................    11

Selling Stockholders.....................................    11

Plan of Distribution.....................................    12

Common Stock Dividends and Price Range...................    14

Description of Common Stock..............................    15

Legal Matters............................................    19

Experts..................................................    19

Where You Can Find More Information......................    20

                          FORWARD-LOOKING STATEMENTS

  In addition to historical information, we have made forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus, such as those pertaining to our capital resources and performance of our operations. "Forward-looking statements" are projections, plans, objectives or assumptions about us. Forward-looking statements involve numerous risks and uncertainties, and you should not place undue reliance on these statements because we cannot assure you that the events or circumstances reflected in these statements will actually occur. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect, imprecise or incapable of being realized. The following factors, among others set forth in our filings with the Securities and Exchange Commission or in our press releases, could cause actual results and future events to differ materially from those set forth or contemplated in our forward-looking statements:


     .  Risks related to our common stock;
     .  Weather and seasonal variations;
     .  Competition;
     .  Failure to effectively and efficiently manage our growth;
     .  Rate regulation and rates of return;
     . Certain litigation and other risks regarding water quality and contamination;
     .  Financing capital expenditures; and
     .  Volatile operating costs.


Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update forward-looking statements.

                              PROSPECTUS SUMMARY

  The following summary sets forth certain pertinent facts and may not contain all of the information that might be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision. In particular, see the information presented under the captions "Southwest Water Company," "Risk Factors," "Description of Common Stock" and "Where You Can Find More Information." All references in this prospectus to "Southwest Water Company," the "Company," "our Company," "we," "us," or "our" mean and include Southwest Water Company and its subsidiaries.

                            Southwest Water Company

  We provide a broad range of utility and utility management services. We own regulated water and wastewater utilities that we operate and manage and that provide approximately 42% of our gross revenue. In addition, we operate and manage water and wastewater treatment facilities owned by cities, municipal utility districts, public agencies and private entities and also provide utility submetering, installation and billing and collection services. Approximately 58% of our gross revenue is from this market segment.

  We conduct our business through seven subsidiaries: Suburban Water Systems, New Mexico Utilities, Windermere Utility Company, Hornsby Bend Utility Company, ECO Resources, Operations Technologies and Master Tek International. Our geographical coverage includes water and wastewater utility operations, as well as contract operations, in California, New Mexico, Mississippi, Georgia and Texas. We provide utility submetering and billing and collection services in 28 states nationwide.

  Our principal executive offices are located at 225 North Barranca, Suite 200, West Covina, CA 91791-1605, and our telephone number is (626) 915-1551.



                    Acquisition of Operations Technologies


  In August 2001, we completed the acquisition of 90% of Operations Technologies, Inc., or OpTech, a Georgia corporation, for a combination of stock, promissory notes and cash. The stock component consisted of 91,981 shares of our common stock, while the promissory note and cash components consisted of $3,000,000 and $3,530,000, respectively. The acquisition agreement provided that we would register for resale the shares of our common stock we issued to the shareholders of OpTech. Prior to this registration, all of the shares received by the former OpTech shareholders were "restricted securities" under the Securities Act of 1933, as amended, (the "Securities Act").

                                 RISK FACTORS

  You should carefully consider the following risk factors, in addition to the other information in this prospectus and the documents incorporated by reference in this prospectus, before investing in our common stock. You should recognize that risks in addition to those set forth may be significant presently or in the future, and the risks described may affect your investment in our common stock to a greater or lesser extent than indicated.


                       Risks Related to our Common Stock


Our outstanding indebtedness may adversely affect our financial condition and the value of our common stock.

  We have a substantial amount of indebtedness, which bears interest at various rates. Our leveraged position poses risks to the holders of our common stock, including the risks that:

     . A substantial portion of our cash flow will be dedicated to the payment of interest on our existing and future indebtedness;
     . Our leveraged position may impair our ability to obtain financing in the future or to make dividend payments on our common stock; and
     . Our leveraged position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.


We are a holding company that depends on cash flow from our subsidiaries to meet our debt service obligations.

  As a holding company, we conduct all of our operations exclusively through our subsidiaries and our only significant assets are our investments in these subsidiaries. This means that we are dependent on dividends or other distributions of funds from our subsidiaries to meet our debt service and other obligations, including payment of dividends to the holders of our common stock. Our subsidiaries are separate legal entities and have no obligation to pay any dividends due on our common stock or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.


The market price of our shares of common stock may fluctuate.

  The market price of our common stock may fluctuate depending on many factors, such as the stock market in general and our performance. We do not have direct control over all of the factors that affect our stock price.


                         Risks Related To Our Business


Our regulated and non-regulated operations are subject to weather and seasonality considerations.

  Our regulated water utility operations are seasonal. Therefore, the results of operations for one period do not indicate results to be expected in another period. Rainfall and weather conditions affect our utility operations, with most water consumption occurring during the third quarter of each year when weather tends to be hot and dry. Drought conditions may result in lower revenue due to consumer conservation efforts and a shortage of water supply. Drought conditions may also result in increased water costs to us and adversely affect our profitability. Conversely, unusually wet conditions may result in decreased customer demand, lower revenues and lower profit to us.

  Our contract operations business conducted by our subsidiaries ECO Resources and OpTech, can also be seasonal in nature. For example, heavy rainfall limits ECO Resources' and OpTech's ability to perform certain billable work such as pipeline maintenance, manhole rehabilitation and other outdoor services.

The water, wastewater management and utility submetering businesses are highly competitive.

  The water and wastewater management business is highly competitive in the United States. Municipal employees perform the majority of water and wastewater utility operations. A significant portion of ECO Resources' and OpTech's marketing effort requires demonstrating to elected officials and municipal authorities that outsourcing utility operations is beneficial to a city. We cannot assure you that any city will choose to outsource or will select ECO Resources or OpTech as its operator at the end of the sales effort. Although industry renewal rates are high, municipalities periodically change operators or terminate outsourcing at the end of a contract. ECO Resources' or OpTech's inability to renew their existing contracts could have a material adverse impact on us. In addition, a city or municipal utility district could cancel a long-term contract without notice. This would result in loss of revenue and operating profits and could involve us in litigation if a breach of contract occurs.

  ECO Resources and OpTech compete with several larger companies whose size, customer base, technical expertise and capital resources may restrict the ability of ECO Resources or OpTech to compete successfully for certain operations and maintenance contracts. The recent success of ECO Resources and OpTech is a result of their ability to obtain contracts from smaller cities, other public agencies and municipal utility districts (with populations up to 50,000). We cannot assure you that ECO Resources or OpTech will be able to effectively compete in this market in the future.

  Master Tek International's, or Master Tek's, utility submetering, installation, billing and collection business is also highly competitive. While industry contract renewal rates are high, management companies and owners of multi-family dwellings periodically change billing and collection companies. In addition, Master Tek competes with several larger competitors whose size, customer base and capital resources may restrict Master Tek's ability to compete successfully for certain contracts. This is a relatively new industry and may attract other large competitors.

We may fail to effectively manage growth.

  During the past few years, we have expanded our business both through internal growth and through acquisitions. We are actively seeking acquisitions and joint ventures in each of our business lines. The success of our future business development and growth opportunities depends on our ability to attract and retain experienced and qualified persons to operate and manage our new business ventures. We cannot assure you that we will successfully manage our growth, and failure to do so could have a material adverse effect on our future results of operations.

The rates we charge in our regulated businesses are established by governmental agencies.

  Our water utilities are all subject to regulation by governmental agencies in their respective jurisdictions. Rates established by these agencies are intended to permit each utility to recover its costs and earn a reasonable rate of return on common equity. Each utility may file and process general rate applications on a periodic basis. Since the established rates may be in effect for several years, the utilities attempt to anticipate cost increases and apply for rates sufficient to permit recovery of those cost increases when incurred.

  Suburban Water Systems, or Suburban, has been directed by the California Public Utilities Commission, or the CPUC, to file a general rate application by March 2002. Windermere Utility Company filed for a general rate increase in May 2001, and new rates under the pending filing became effective June 4, 2001 subject to final regulatory approval. A date for the hearing has not yet been set by the Texas Natural Resources Conservation Commission, or TNRCC. New Mexico Utilities and Hornsby Bend Utility Company are not currently seeking any rate increases; however, future construction expenditures and increasing operating expenses may result in periodic requests for rate increases. To date, our utility subsidiaries have been successful in obtaining rates sufficient to cover their costs and provide a sufficient rate of return. We cannot assure you that current or future rate applications will result in favorable rates or that any rate increases permitted will be granted in time to offset cost increases as they occur. Failure to achieve timely and favorable rate increases could adversely affect our profitability.

Our business is subject to litigation risks concerning water quality and contamination.

  We have been named as defendants in several lawsuits alleging water contamination in the Main San Gabriel Basin. These lawsuits list hundreds of plaintiffs who receive or have received water from the Main San Gabriel Basin and list as defendants several alleged industrial polluters and all or most of the non-municipally owned water producers in the Main San Gabriel Basin. The plaintiffs allege that water consumers have suffered physical injuries or death as the result of pollutants in the water delivered to them. In September 1999, the California 2nd District Court of Appeal dismissed certain of the lawsuits. The California Supreme Court has agreed to review this decision. We anticipate that the California Supreme Court will hear oral arguments during 2001. The several lawsuits not involved in the appeal are currently inactive pending the decision of the California Supreme Court. We have requested defense and indemnification from our liability insurance carriers for these lawsuits. Several of the liability insurance carriers are currently absorbing the costs of defense of the lawsuits.

  The basis for the dismissal by the Court of Appeal is that the CPUC has final jurisdiction over service and water quality matters. In 2000, the CPUC completed a review that included all of the larger regulated water producers in the Main San Gabriel Basin. The CPUC concluded that these water producers met all state water standards. If the California Supreme Court upholds the dismissal of the lawsuits, it is unknown whether the plaintiffs will seek recourse through new legislation or through the CPUC and what effect, if any, this may have on us.

  If the California Supreme Court permits these lawsuits to proceed, a number of events will occur. First, the lawsuits would be tried on their merits. If the lawsuits were decided against us, and if the results were upheld on appeal, we would then seek relief from our insurance carriers. If we were unsuccessful, we would file for a rate increase from the CPUC. If we were unable to obtain rate relief, our financial results could be adversely affected due to costs incurred, including judgments or settlements, defense costs and additional costs to improve water quality. We can give you no assurance as to the outcome of this process.

  Over the years, Suburban's operations have been impacted by three categories of contaminants present in quantities exceeding state and Federal water
standards.   In 1979, volatile organic compounds were detected; in 1997, perchlorate was detected; and in 1998, the substance N-nitrosodimethylamine, or NDMA, was detected. These contaminants were discovered in the Main San Gabriel Basin, the primary source of groundwater for Suburban. Through various methods, including removal of wells from Suburban's distribution system and the construction of water treatment facilities, water currently delivered to Suburban's customers meets all applicable state and Federal standards. However, we cannot assure you that, in the future, Suburban will be able to reduce the amounts of any contaminants in its wells to acceptable levels, or that the costs of such removal will be fully recoverable from Suburban's customers through rate relief.

  Suburban has taken measures to ensure that it has an adequate supply of potable water that meets all applicable governmental standards, though the costs of such water may be higher than the water Suburban produces. That supply includes arrangements for water purchases from other water purveyors and from the Metropolitan Water District, which imports water from both the Colorado River and from the California State Water Project. The cost of purchased water could have a significant adverse effect on our results of operations if Suburban is unsuccessful in obtaining rate relief.

  The Environmental Protection Agency, or the EPA, has conducted numerous studies of underground water in the Main San Gabriel Basin and in 1984 designated the Main San Gabriel Basin as a Super-fund site. Several large industrial companies were named as potentially responsible parties for allegedly causing the contamination. Suburban's facilities were not named as sources of the contamination. However, certain government officials have suggested that, because of their pumping operations, the Main San Gabriel Basin water producers may have clean-up liability under certain environmental statutes. The EPA is expected to continue to identify sources of contamination in order to establish legal responsibility for clean-up costs. Currently, neither the EPA nor any other governmental agency has identified Suburban or other water producers as potentially responsible parties. We cannot assure you, however, that Suburban will not be identified as a potentially responsible party in the future. In that case, our future results of operations could be adversely affected if Suburban is required to pay clean-up costs and is not allowed to recover such costs from its customers through rate relief.

  Costs associated with testing of Suburban's water supplies have increased and are expected to increase further as regulatory agencies adopt additional monitoring requirements. Suburban may use alternate sources of water, or may request rate relief from the CPUC to offset these rising costs. The potential impact of these costs and the costs associated with any other contaminant remediation on Suburban's results of operations is not fully known at this time. Such costs could be significant and could have an adverse effect on our future results of operations if Suburban is unsuccessful in obtaining rate relief.

  Although we believe that all water currently delivered by Suburban meets all applicable governmental standards, we cannot assure you that we have identified all water quality issues that may affect us now or in the future. We also cannot assure you that governmental authorities will not seek to recover clean-up costs from Suburban in the future, or that potentially responsible parties will not seek contributions from Suburban for clean-up costs. These matters could have an adverse effect on our future results of operations if Suburban were unable to obtain rate relief.

Our water utility business requires significant capital expenditures.

  The water utility business is capital intensive. On an annual basis, our water utilities spend significant sums for additions to or replacement of property, plant and equipment. During calendar years 2000, 1999 and 1998, our combined utilities spent $10,768,000, $9,509,000, and $7,097,000, respectively, for these purposes. Our combined budget for calendar year 2001 for these purposes is approximately $13,000,000.

  Our non-regulated businesses may require funds for capital projects in the future. Recently, ECO Resources has looked to expand its operations by financing or joint venturing water plants or treatment plants with customers and potential customers. Future growth of OpTech may require funds for similar financing or joint venture arrangements. Growth of Master Tek may also require capital for installation of telemetering equipment.

  We obtain the funds for these capital projects from operations, contributions by developers and others and advances from developers (which must be repaid). We also periodically borrow money for these purposes. We maintain bank lines of credit that we can use for these purposes, and we have substantial capacity to issue secured debt. We cannot assure you that these sources will continue to be adequate or that the cost of funds will remain at levels permitting us to remain profitable. If adequate, affordable funds are not available, certain capital projects may be deferred. Continued deferral of such projects may in turn affect our revenue and profitability.

The costs of producing our products and services are volatile and have been increasing.

  The cost of water (whether produced from our own wells or purchased from outside sources), electric power and natural gas represents a substantial portion (approximately 47% in 2000) of the combined operating costs of our water utilities. Purchased water is significantly more expensive than water produced by our utilities. As a result, each utility attempts to produce as much as possible of the water it delivers and to use water purchases only to supplement its own production. Factors such as drought, water contamination and customer demand can increase water purchases and the overall cost of water for our utilities. Such factors are not within our control and may decrease our profitability if we are unable to obtain rate increases from a regulatory agency.

  Electric power costs in California have increased dramatically in the last year and are likely to continue to increase in the near term. The cost of natural gas has increased significantly in the United States in recent years. Our response to these increases is to utilize energy efficient techniques, install new and better equipment and seek rate relief from the regulating agencies. We may not, however, have the ability to completely offset the effect of these cost increases. Such increases are not within our control and may decrease our profitability if we are unable to obtain rate increases from regulatory agencies.

                            SOUTHWEST WATER COMPANY

  Southwest Water Company was incorporated in California in 1954 and reincorporated in Delaware in 1988. Southwest Water Company is a publicly held holding company and conducts no business operations itself. All operations are conducted through our subsidiaries which provide a broad range of services including water production and distribution, wastewater collection and treatment and utility submetering. We own regulated public water utilities. State regulatory agencies oversee the operations of our utilities as well as establish the rates that we can charge for our services. We also operate and manage water and wastewater treatment facilities which are owned by cities, public agencies, municipal utility districts and private companies under contract. These facilities are also subject to regulatory oversight; however, the pricing of our services is not subject to regulation. We serve more than 1.5 million people in 29 states nationwide.

  We own and operate water and wastewater utilities through four subsidiaries. Suburban, New Mexico Utilities and Hornsby Bend Utility Company are wholly owned and we also own 80% of Windermere Utility Company. Through two subsidiaries, ECO Resources and 90%-owned OpTech, we operate and manage water and wastewater treatment facilities owned by cities, public agencies, municipal utility districts and private entities. Nationwide, we provide utility submetering and billing and collection services through our 80%-owned subsidiary, Master Tek.


Suburban Water Systems

  Suburban is a regulated public water utility that produces and supplies water for residential, commercial, industrial and public authority use, and for private and public fire protection service under the jurisdiction of the CPUC. Suburban's service area contains a population of approximately 300,000 people within Los Angeles and Orange Counties, California. Suburban owns 14 active wells that pump water from two major groundwater basins in the Southern California coastal watershed. Suburban also purchases water from two mutual water companies that also produce their water from one of the basins. In addition, Suburban purchases water from the San Gabriel Municipal Water District and has interconnections with other water purveyors for supplemental and emergency sources of supply. During 2000, Suburban accounted for approximately 35% of our total revenue.


New Mexico Utilities

  New Mexico Utilities is a regulated public water utility that provides water supply and sewage collection services for residential, commercial, irrigation and fire protection customers under the jurisdiction of the New Mexico Public Regulation Commission. New Mexico Utilities' service area contains a population of approximately 28,000 people within the northwest portion of the City of Albuquerque, New Mexico and the northern portion of Bernalillo County, New Mexico. New Mexico Utilities owns five wells and four reservoirs. New Mexico Utilities' wells produce water from the Rio Grande Underground Basin. During 2000, New Mexico Utilities accounted for approximately 6% of our total revenue.


Windermere Utility Company and Hornsby Bend Utility Company

  Windermere Utility Company and Hornsby Bend Utility Company are two small public water utilities operating near Austin, Texas. Both are regulated public water utilities that provide water supply and sewage collection services for residential, commercial, irrigation and fire protection customers under the jurisdiction of the TNRCC. Together, these utilities currently provide water supply and sewage collection and treatment services to approximately 4,800 customers. Their service areas are located near the city of Austin, Texas and contain a population of about 17,000 people. During 2000, Windermere Utility Company and Hornsby Bend Utility Company, which were acquired in October 2000, accounted for approximately 1% of our total revenue.

ECO Resources

  ECO Resources provides contract water and wastewater system management, operations and maintenance services in the states of Texas, Mississippi, New Mexico and California. ECO Resources' services include facility and equipment maintenance and repair, sewer pipeline cleaning, water and wastewater operations, billing and collection services and state-certified laboratory analysis. ECO Resources does not own any of the water sources, water production facilities, water distribution systems, wastewater collection systems or wastewater treatment facilities that it operates for its clients. ECO Resources has two distinct types of contractual relationships: time and material contracts (primarily with municipal utility districts in Texas) and fixed fee operations and maintenance contracts. Areas served by ECO Resources have an aggregate population of approximately 580,000 people. During 2000, ECO Resources accounted for approximately 52% of our total revenue.


Operations Technologies

  OpTech, was acquired in August 2001, and provides contract water and wastewater system management, operations and maintenance services and public works services in the states of Georgia and Mississippi. OpTech's services include facility and equipment maintenance and repair, water and wastewater operations, street maintenance, public works services such as maintaining ditches and repairing potholes, billing and collection services. OpTech does not own any of the water systems, water production facilities, water distribution systems, wastewater collection systems or wastewater treatment facilities that it operates for its clients. OpTech's contracts are all fixed fee operations and maintenance contracts. Areas served by OpTech have an aggregate population of approximately 315,000 people. Since OpTech was acquired in August 2001, it did not account for any of our total revenue in 2000.


Master Tek International

  Master Tek is engaged in the utility submetering business, which involves the installation of electronic equipment in apartments, condominiums, mobile home parks and other multi-family dwellings to monitor each resident's usage of various utilities. Submetering allows water, gas and electricity usage to be measured and charged to each individual residential unit. In addition, Master Tek provides billing, collection and customer relations services for these usage charges. The billing process involves the transmission of utility usage data via radio frequency and telephone lines to Master Tek's headquarters near Denver, Colorado, where service representatives prepare bills and handle customer inquiries. Currently, Master Tek provides service to approximately 140,000 dwelling units in 28 states throughout the country. During 2000, Master Tek accounted for approximately 6% of our total revenue.

                                USE OF PROCEEDS

  The selling stockholders will receive all of the proceeds from the sale of the common stock sold pursuant to this prospectus. We will not receive any proceeds from these sales.


                             SELLING STOCKHOLDERS


  The following table sets forth specific information as of the date of this prospectus with respect to the ownership by the selling stockholders of the common stock offered for sale by this prospectus. The table identifies the number of shares of common stock owned by the selling stockholders as of September 10, 2001, which represents the maximum number of shares of common stock that may be sold by the selling stockholders with this prospectus. The selling stockholders may offer all, some or none of their shares of our common stock. Accordingly, we cannot estimate the amount of common stock that will be held by each selling stockholder upon termination of any of these sales made pursuant to this prospectus. In addition, since the date the selling stockholders provided information regarding their ownership of the shares, they may have sold, transferred or otherwise disposed of all or a portion of their shares of our common stock in transactions exempt from the requirements of the Securities Act.


--------------------------------------------------------------------------------------------------------------------
                                                                                                 Number of Shares
                                                                   Number of Shares Owned            Owned as a
                                                                  Prior to the Offering and       Percentage of the
                                                                  Being Offered under this       Outstanding Common
             Selling Stockholder                                        Prospectus (1)                  Stock
--------------------------------------------------------------------------------------------------------------------
     Robert W. Monette                                                    26,662                         0.31%

     Carl J. Pope                                                          1,826                         0.02%

     Hancock Bank Custodian FBO Carl J. Pope IRA                          34,443                         0.40%

     Carl Padgett                                                          1,096                         0.01%

     Walter Hinkle                                                         8,901                         0.10%

     Donald Simmons                                                        2,905                         0.03%

     Bailey Wilkins                                                        1,907                         0.02%

     Betty P. Wilkins                                                      1,907                         0.02%

     Louise M. Shelton                                                     1,907                         0.02%

     Hancock Bank Custodian FBO Theresa L. Shull IRA                       4,767                         0.05%

     Stan Beck                                                             5,660                         0.06%
--------------------------------------------------------------------------------------------------------------------

     ___________________________
     (1) Based on information available to us on September 10, 2001.

  Each of the selling stockholders set forth above acquired their shares in connection with our acquisition of 90% of OpTech in August 2001. Prior to our acquisition of OpTech, Robert W. Monette held the position of President with OpTech. Upon the consummation of the OpTech acquisition, OpTech became our 90% owned subsidiary and Robert W. Monette remained President of OpTech and became a Vice President of Southwest Water Company.

  Prior to this registration, all of the shares received by the selling stockholders in connection with the OpTech acquisition were "restricted securities" under the Securities Act.

  Information concerning the selling stockholders may change from time to time. When necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

                             PLAN OF DISTRIBUTION

  This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 91,981 shares of our common stock. We are registering the offer and sale of these shares by the selling stockholders, but our registration does not necessarily mean that any of these shares will be offered or sold by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders. All costs, expenses and fees in connection with the registration of these shares will be borne by us.

  The shares may be offered and sold at various times by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to these shares and may offer their shares in one of more of the following transactions:

  .  on the Nasdaq National Market;
  .  in the over-the-counter market;
  . in transactions other than on such exchanges or in the over-the-counter market;
  .  in brokerage transactions;
  .  in block trades;
  .  through put or call options;
  .  in privately negotiated transactions;
  .  through the settlement of short sales;
  .  by pledge to secure debts and other obligations;
  .  in open market sales in reliance upon Rule 144 of the Securities Act;
  . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
  .  in a combination of any of the above transactions.

  These transactions may include block transactions in which the same broker acts as agent for both sides of the trade. The shares may be sold in one or more transactions at:

  .  fixed prices;
  .  prevailing market prices at the time of sale;
  . varying prices determined at the time of sale; or . negotiated prices.

  Each of the selling stockholders reserves the sole right to accept and, together with their agents, to reject in whole or in part any proposed purchase of their shares.

  The selling stockholders may sell their shares from time to time to purchasers directly or through underwriters, dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as an agent (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of our common stock by the selling stockholders.

The selling stockholders and any broker-dealers or agents that participate in the distribution of their shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any profit on the sale of their shares by them and any commissions received by any broker-dealers or agents might be deemed to be underwriting commissions under the Securities Act. Selling stockholders who are deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

  With respect to a particular offering by the selling stockholders of their shares, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

  .  the number of share of common stock to be offered and sold;
  .  the names of the selling stockholders;
  . the respective purchase price and public offering prices and other material terms of the offering;
  . the names of any participating agents, broker-dealers or underwriters; and . any applicable commission, discounts, concession and other items constituting compensation from the selling stockholders.

  We will pay all of our expenses incidental to registration, offering and sale of the common stock to the public, but each selling stockholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents, if any, and for all transfer taxes applicable to the sale of the common stock.

                    COMMON STOCK DIVIDENDS AND PRICE RANGE

   Our common stock is traded on the Nasdaq National Market under the symbol "SWWC". The following table shows the range of market prices of our common stock for the periods indicated. The prices shown reflect inter-dealer prices without retail markup, markdown or commissions and may not necessarily represent actual transactions. Our current quarterly dividend rate is $.056 per common share.

                                              Market Price
                                                 Range
                                             --------------       Dividends
                                              High    Low       Paid Per Share
                                             ------  ------     ---------------
1999
----
First Quarter...............................  $ 8.73  $ 6.67           $.043
Second Quarter..............................  $ 9.60  $ 5.90           $.043
Third Quarter...............................  $14.37  $ 9.07           $.043
Fourth Quarter..............................  $14.90  $ 9.20           $.048

2000
----
First Quarter...............................  $12.70  $ 8.40           $.048
Second Quarter..............................  $11.50  $ 8.30           $.048
Third Quarter...............................  $11.20  $ 9.20           $.056
Fourth Quarter..............................  $13.40  $ 9.90           $.056

2001
----
First Quarter...............................  $13.75  $11.50           $.056
Second Quarter..............................  $14.94  $11.70           $.056
Third Quarter (through September 17, 2001)..  $15.62  $12.05           $.056*

___________

* $.056 represents the dividend we expect to pay per share of common stock for the third quarter of 2001.

                          DESCRIPTION OF COMMON STOCK

Authorized Shares

  Under our Certificate of Incorporation, we are currently authorized to issue 25,000,000 shares of common stock at a par value of $0.01 per share. As of September 10, 2001, there were 8,718,767 shares of common stock issued and outstanding. In addition, as of such date there were:

  a) 615,315 shares of common stock reserved for issuance under our dividend reinvestment and employee stock purchase plan;

  b) 916,667 shares of common stock reserved for issuance under our stock option plans;

  c) 88,593 shares of common stock reserved for issuance upon the exercise of certain stock purchase warrants issued in connection with the purchase of a water system from the City of West Covina, California;

  d) 562,500 shares, of which 300,000 to 562,500 shares of common stock which may be issued at any time during the years 2005 through 2010 upon the exercise of certain put and call stock rights issued in connection with the purchase of the remaining minority interest in Windermere Utility Company; and

  e) 1,120,000 shares of common stock reserved for issuance upon the exercise of certain convertible subordinate debentures due July 1, 2021.

  We are also authorized to issue up to 3,000 shares of Series E Convertible Preferred Stock as compensation to certain business brokers for obtaining water and sewer contracts for our 99%-owned subsidiary, Inland Pacific Water Company
(IPWC). IPWC is primarily a marketing vehicle for contract operations in the Inland Empire area of California. None of the Series E Convertible Preferred Stock has been issued to date, and no contracts requiring such issuance appear imminent at this time. Any Series E Convertible Preferred Stock, if issued, would be entitled to dividends based upon an agreed formula. The Series E Convertible Preferred Stock, if issued, would vest over the lives of the long-term (10 to 15 year) water or sewer contracts obtained by the brokers and, to the extent vested, would be convertible into our common stock at the rate of 1,000 shares of common stock for each share of Series E Convertible Preferred Stock, subject to certain adjustments.

  We are currently authorized to issue 250,000 preferred shares at a par value of $.01 per share. As of September 10, 2001, there were 10,288 Series A Preferred shares outstanding. Series A Preferred stockholders are entitled to annual dividends of $2.625 per share and are entitled to five votes per share on all matters voted on by the stockholders.

Common Stock

  During the past four years, we increased the number of shares of common stock outstanding through a series of stock splits and stock dividends. Since December 31, 1997, the number of outstanding shares of our common stock has increased from 3,330,207 shares to 8,718,767 shares as of September 10, 2001.
We cannot assure you that we will continue such stock splits and stock dividends in the future.

  Holders of our common stock are entitled to one vote for each share held on all matters voted on by stockholders, including the election of directors. Upon liquidation or dissolution, the holders of common stock will be entitled to share ratably in the assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of our common stock do not have subscription, sinking fund, preemptive, redemption or conversion privileges. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that is issued or may be issued in the future.

  Under the Delaware General Corporation Law, we may pay dividends out of "surplus" (as determined in accordance with the Delaware General Corporation
Law) or, if there is no surplus, out of net profits for the fiscal year in which the dividends are declared and/or the preceding fiscal year (subject to certain restrictions). Subject to the preferences or other rights of any of our preferred stock that may be issued from time to time, holders of our common stock are entitled to participate ratably in dividends on the common stock as declared by our Board of Directors. The Board of Directors establishes our dividend policy. Subject to legal and contractual restrictions, our Board's decisions regarding dividends are based on all considerations that in its business judgment are relevant at the time, including past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations. Currently we pay dividends on a quarterly basis. Please see the section entitled "Common Stock Dividends and Price Range" for information about the dividends paid during the past two years. We cannot guarantee that, in the future, we will have funds available to pay dividends, or that our Board of Directors will declare dividends.

Transfer Agent and Registrar

  The Transfer Agent and Registrar of our common stock is Mellon Investor Services, LLC, P.O. Box 3315, South Hackensack, New Jersey, 07606 and their phone number is (800) 356-2017.

Anti-takeover Effects of Certain Provisions

  Our Certificate of Incorporation and Bylaws, the Delaware General Corporation Law and the Stockholder Rights Plan, described below, contain provisions that may discourage or delay the acquisition of control of our Company by means of a tender offer, open market purchases, a proxy contest or otherwise.

Purposes of Provisions of Certificate of Incorporation and Bylaws

  The relevant provisions of our Certificate of Incorporation and Bylaws are intended to discourage certain types of transactions that may involve an actual or threatened change of control of our Company and to encourage any person who might seek to acquire control of our Company to negotiate with our Board. We believe generally that the interests of our stockholders would be served best if any change in control results from negotiations with our Board of the proposed terms. However, to the extent that these provisions do discourage takeover attempts, they could make it more difficult to accomplish transactions that are opposed by the incumbent board and could deprive stockholders of opportunities to realize takeover premiums for their shares.

  The description below is a summary only. We encourage you to read our Certificate of Incorporation, our Bylaws and our Stockholder Rights Plan, each of which we have filed with the Securities and Exchange Commission, or SEC.

Classification of our Board

  We have a classified Board of Directors, comprised of seven directors, divided into three classes. The terms of the directors will expire as follows:

 . the term of our one Class I director will expire at the annual meeting of stockholders held in 2002;

 . the term of our three Class II directors will expire at the annual meeting of stockholders held in 2003; and

 . the term of our three Class III directors will expire at the annual meeting of stockholders held in 2004.

  The structure of the classified board is intended to promote continuity and stability of our management and policies since a majority of the directors serving at any given time will have prior experience as our directors. The classification of directors could make it more difficult for stockholders to quickly change the composition of our Board. At least two annual meetings of stockholders, instead of one, would generally be required to effect a change in the majority of our Board.

Number of Directors

  Our Certificate of Incorporation provides that the number of directors shall be no less than seven and shall not exceed nine. Our Board of Directors is currently comprised of seven persons. The exact number of directors is set by resolution from time to time of the majority of the directors then in office. Interim vacancies on our Board, or vacancies created by an increase in the number of directors, may be filled by a majority of the directors then in office. A director appointed to fill a vacancy will hold office for the remainder of the term of the class of director in which the vacancy occurred or the new directorship was created.


Stockholder Action

  Our Certificate of Incorporation requires all stockholder action to be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent. Our Certification of Incorporation and Bylaws also provide that special meetings of stockholders may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the authorized directors, or by one or more stockholders holding at least 20% of the voting power of all then outstanding shares of the Company's capital stock entitled to vote at any meeting of the stockholders. This may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of the stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

  Our Bylaws establish an advance notice procedure of 90 days for nominations, other than by or at the direction of our board, of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. These provisions are intended to facilitate planning for the conduct of our annual meeting of stockholders and to provide time for proposals to be fully evaluated. These provisions may have the effect of precluding a nomination or the conduct of business at a particular meeting if the advance notice and other proper procedures are not followed. These provisions may also deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or from otherwise attempting to obtain control, even if the conduct of such solicitation or such attempt might be beneficial to the stockholders.

Preferred Stock and Additional Common Stock

  Our Board's authority to issue shares of common stock and preferred stock and to fix by resolution the terms and conditions of each series of preferred stock may either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include series voting rights that would enable the holder to block business combinations, or the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied. Our Board of Directors will make any determination regarding issuance of additional shares based on its business judgment.

Shareholder Approval of Business Combinations

  Our Certificate of Incorporation contains provisions which provide that, subject to certain exceptions, we may not engage in certain "business combinations" with any "interested stockholder" or "reorganizations" unless there is an affirmative vote of at least two-thirds of the voting power of all then outstanding shares of voting stock, voting together as a single class, a majority of which must be voting stock other than that of which an interested stockholder or its affiliate is the beneficial owner.

  Under certain circumstances, such provisions make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation. We anticipate that these provisions may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors.

Stockholder Rights Plan

  In 1998, we adopted a Stockholder Rights Plan and have issued, for each share of our common stock, one preferred share purchase right, or a Right. As long as the Rights are attached to our common stock, we will issue one Right (subject to adjustment) with each new share of common stock so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from us one one-hundredth of a share of Series B Junior Participating Preferred Stock, or Preferred Share, at an original price of

$65.00 per one one-hundredth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in our Stockholder Rights Plan available from Mellon Investor Services, LLC, our Rights Agent.

   Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our common stock (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of our board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer which would result in the beneficial ownership by a person or group of 15% or more of our common stock, the earlier of (i) and (ii) being called the Distribution Date, the Rights will be evidenced, with respect to any of our common stock certificates outstanding as of the adoption of the Plan, by such common stock certificate together with a summary of rights.

   The Plan provides that until the Distribution Date (or earlier redemption, exchange, termination, or expiration of the Rights), the Rights will be transferred with and only with our common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the adoption of the Plan will contain a notation incorporating the Plan by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender or transfer of any certificates for our common stock, with or without such notation or a copy of a summary of rights, will also constitute the transfer of the Rights associated with the common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date. The Rights will expire on April 6, 2008, subject to our right to extend such date (the "Final Expiration Date"), unless earlier redeemed or exchanged by us or terminated.

    Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate quarterly dividend of 100 times the dividend, if any, declared per share of our common stock. In the event of our liquidation, dissolution or winding up, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) and will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each Preferred Share will have 100 votes and will vote together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which our common stock is exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of our common stock. Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of our common stock.

   The purchase price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average of our net income per share for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

   In the event that a Person becomes an Acquiring Person, or if we were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person, and our common stock was not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the then current purchase price of the Right. In the event that, after a person has become an Acquiring Person, we were acquired in a merger or other business combination transaction or more than 50% of our assets or earning power were sold, each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current purchase price of the Right.

   At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of our outstanding common stock, the board may cause us to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for shares of our common stock at an exchange rate of one share of our common stock per Right (subject to adjustment).

   No adjustment in the purchase price of a Right will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional Preferred Shares or shares of our common stock will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at our election, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares or shares of our common stock on the last trading date prior to the date of exercise.

   The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by our board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

   Until a Right is exercised, the holder thereof, as such, will have no rights as one of our stockholders beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

   Any of the provisions of the Plan may be amended by our Board for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, we may amend or supplement the Plan in any manner that does not adversely affect the interests of the holders of the Rights.

   This summary description of the Rights does not purport to be complete, and is qualified in its entirety by reference to the Plan, which is incorporated by reference to our Report on Form 8-K filed with the SEC on April 23, 1998.

                                 LEGAL MATTERS

   Certain legal matters, including the validity of the common stock offered hereby, will be passed upon for us by Latham & Watkins.

                                    EXPERTS

   The consolidated financial statements of Southwest Water Company as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, which are incorporated in this prospectus by reference to the Annual Report on Form 10-K, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

Available Information

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. You also may inspect copies of these
                       -------------------
materials and other information about us at the Nasdaq National Market, 33 Whitehall Street, New York, New York 10004.

Incorporation by Reference

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we will file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, before the termination of the offering of the common stock under this prospectus:

  .  Report on Form 8-K dated April 23, 1998;
  .  Annual Report on Form 10-K for the fiscal year ended December 31, 2000;
  .  Quarterly Report on Form 10-Q for the three months ended March 31, 2001;
  .  Proxy Statement for Annual Meeting of Stockholders held on May 22, 2001;
  .  Quarterly Report on Form 10-Q for the three months ended June 30, 2001;
  . The description of our common stock contained in our Registration Statement on Form 8-B (File No. 0-8176) filed with the SEC on July 7, 1988, including any subsequently filed amendments and reports updating such description; and
  .  Report on Form 8-K dated September 19, 2001.

  Any statement contained in a document which, or a portion of which, is incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

  This prospectus incorporates important business and financial information about us that is not included in or delivered with the prospectus. This information is available without charge to security holders upon written or oral request. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            Southwest Water Company
                        225 N. Barranca Ave., Suite 200
                          West Covina, CA 91791-1605
                             Attention: Secretary
                       Telephone Number: (626) 915-1551
                 e-mail address: http://www.southwestwater.com
                                 -----------------------------

  This prospectus is part of a Registration Statement which we filed with the SEC. We have omitted certain parts of the Registration Statement in accordance with the rules and regulations of the SEC; therefore, this prospectus does not contain all of the information included in the Registration Statement. For further information, we refer you to the Registration Statement filed on Form S-3 (No. 333-69662) including exhibits, schedules, and the documents incorporated by reference therein. We have not authorized anyone to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                                   [GRAPHIC]

                                 91,981 SHARES


                            SOUTHWEST WATER COMPANY


                                 COMMON STOCK

                                ______________

                                  PROSPECTUS

                                ______________


     We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus. The information contained in this prospectus is current only as of the date on the cover page of the prospectus, and may change after that date. By delivering this prospectus, we do not imply that there have been no changes in the information contained in this prospectus or in our affairs since the date of the prospectus.



                                October 1, 2001